[SOTHEBY’S LETTERHEAD]

March 21, 2014

Nicholas Panos
Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Query Regarding Sotheby’s Proxy Statement

Dear Mr. Panos:

Per your request, with respect to Sotheby’s (the “Company”) preliminary proxy statement for its 2014 Annual Meeting of Stockholders, the Company hereby confirms to the staff of the Securities and Exchange Commission that the Company relied upon the language set forth in Item 5(b)(iii) of Schedule 14A that “a negative answer need not be included in the proxy statement or other soliciting material” in deciding not to affirmatively state that no Company “participant” (as defined in Item 4(b)(3)(a) of Schedule 14A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) at any time in the past ten years.  The Company further represents, upon due inquiry, that no such participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) at any time in the past ten years.   We appreciate your time and attention.

Sincerely,

SOTHEBY’S

/s/

By: Gilbert L Klemann, II
Executive Vice President, Worldwide
General Counsel and Secretary